                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            DATED: DECEMBER 21, 2005

Commission File No. 000-51047

                          NAVIOS MARITIME HOLDINGS INC.

                    67 NOTARA STREET, PIRAEUS, GREECE 185 35
                    ----------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X     Form 40-F
                                   ---             -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes        No X
                                  ---       ---

                          NAVIOS MARITIME HOLDINGS INC.

                                    FORM 6-K

                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----

Enter Into a Material Definitive Agreement                                 1
Issuance of Unregistered Securities                                        1
Signatures                                                                 2
Exhibit Index                                                              3

ENTER INTO A MATERIAL DEFINITIVE AGREEMENT

         On December 21, 2005, Navios entered into a senior secured credit facility dated December 21, 2005, with HSH Nordbank AG. The facility refinances
Navios's current senior secured credit facility dated July 12, 2005 with HSH
Nordbank AG. Pursuant to the terms of the new facility, Navios will be able to borrow up to $649.0 million. Of this amount $435.0 million refinanced the balance of the facility dated July 12, 2005 and $214,000,000 million are to finance the acquisition of six vessels through the exercise of purchase options, as well as the acquisition of four additional vessels from a company affiliated with Angeliki Frangou and the Frangou family. Angeliki Frangou is Navios's Chief
Executive Officer and Chairman. On December 22, 2005, Navios issued a press release announcing the execution of the revised senior secured credit facility with HSH Nordbank AG. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

         Some of the material amendments of the new facility, as opposed to the facility it refinanced, are (i) a reduced interest cost, with the average spread over LIBOR for the refinanced facility reduced to 1.92% from 2.15%, and the interest spread over LIBOR for the vessel financing tranches is 1.50%; (ii) an aggregate of $96.2 million of principal payments are deferred during the period
2006 through 2010 as compared to the old facility, where, of this deferral, approximately 80% would originally have been due in 2006 and 2007; (iii) an average term of 8.6 years in the new facility as compared to the old facility which had an average term of 5.6 years; and (iv) the annual amortization for the portion of the new facility secured by the vessels is based on a repayment profile of 15.2 years (which compares favorably against the old facility under which 83% of the amount outstanding would be repaid over the first five years of the loan).

         The interest rate under the new facility, depending upon the tranche being borrowed, is LIBOR or applicable interest rate swap rate, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.5% to 2.75% per annum. The amounts under the facility will be secured by the assets of Navios. Of the $649.0 million, (i) $125.0 million matures December
31, 2015 and is to be repaid in quarterly amounts during such term, (ii) $310.0 million matures December 31, 2012 and is to be repaid in quarterly amounts during such term, and (iii) $214.0 million matures on December 31, 2015 and is to be repaid commencing on March 31, 2006 and is repaid in quarterly amounts during such term. Outstanding amounts under the facility may be prepaid without penalty in multiples of $1.0 million upon 10 days' written notice. The facility requires mandatory prepayment of amounts outstanding under the facility in the event of sale or loss of the assets of Navios including the sale of a vessel in the ordinary course of business. The credit facility contains a number of covenants, including covenants limiting the power to, subject to specified exceptions, the payment of dividends and redemptions, mergers, acquisitions and joint ventures, the incurrence of indebtedness and liens, and transactions with affiliates. The credit facility also requires compliance with a number of financial covenants and ratios including tangible net worth, debt coverage ratios, minimum liquidity and limitations on capital expenditures. It is an event of default under the credit facility, among other events, if such covenants are not complied with or if Angeliki Frangou beneficially owns less than 20% of the issued stock or does not remain actively involved in Navios's business.

 ISSUANCE OF UNREGISTERED SECURITIES

         On December 22, 2005, Navios issued a press release announcing it had purchased four Panamax dry-bulk carriers from Maritime Enterprises Management
S.A., a company affiliated with the Frangou family. Two of the vessels were delivered on December 22, 2005 and a third vessel was delivered on December 27,
2005, while the fourth vessel will be delivered in January 2006. The purchase price for these four vessels was $125.5 million. The purchase price was funded with (i) $13.0 million of cash on Navios's balance sheet; (ii) $80.3 million through a drawdown on the new secured facility discussed above, and (iii) $32.2 million funded by the issuance of approximately 5.5 million shares of Navios valued at $5.85 per share. A copy of the press release is furnished as Exhibit
99.1 to this Report and is incorporated herein by reference.

                                       1

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             NAVIOS MARITIME HOLDINGS INC.

                                             By:  /s/ Angeliki Frangou
                                                  -------------------------
                                             Angeliki Frangou
                                             Chief Executive Officer
                                             Date: December 29, 2005

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                                  EXHIBIT INDEX

 EXHIBIT NO.     EXHIBIT
 -----------     -------
    99.1         Press Release dated December 22, 2005

                                       3